UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1) UIL HOLDINGS CORP -------------------------------------------------------------------------------- (NAME OF ISSUER) Common Stock (Par Value $0) -------------------------------------------------------------------------------- (TITLE OF CLASS OF SECURITIES) 902748102 -------------------------------------------------------------------------------- (CUSIP NUMBER) March 31, 2014 -------------------------------------------------------------------------------- (Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: |x| Rule 13d-1(b) |_| Rule 13d-1(c) |_| Rule 13d-1(d) -------------------------------------------------------------------------------- 1. Names of Reporting Persons. Deutsche Bank AG* -------------------------------------------------------------------------------- 2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) |_| (b) |_| -------------------------------------------------------------------------------- 3. SEC Use Only -------------------------------------------------------------------------------- 4. Citizenship or Place of Organization Federal Republic of Germany -------------------------------------------------------------------------------- 5. SOLE VOTING POWER 25,555 ------------------------------------------------------------- 6. SHARED VOTING POWER NUMBER OF SHARES 0 BENEFICIALLY ------------------------------------------------------------- OWNED BY EACH 7. SOLE DISPOSITIVE POWER REPORTING PERSON WITH 2,270,525 ------------------------------------------------------------- 8. SHARED DISPOSITIVE POWER 0 -------------------------------------------------------------------------------- 9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,525 -------------------------------------------------------------------------------- 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_| -------------------------------------------------------------------------------- 11. Percent of Class Represented by Amount in Row (9) 4.02% -------------------------------------------------------------------------------- 12. Type of Reporting Person FI -------------------------------------------------------------------------------- * In accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Asset and Wealth Management business group (collectively, "AWM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 "Act"), this filing shall not be construed as an admission that AWM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Item 1. (a) Name of Issuer: UIL HOLDINGS CORP (b) Address of Issuer's Principal Executive Offices: 157 Church Street New Haven, CT 06506 United States Item 2. (a) Name of Person Filing: This statement is filed on behalf of Deutsche Bank AG ("Reporting Person"). (b) Address of the Principal Office or, if none, residence: Taunusanlage 12 60325 Frankfurt am Main Federal Republic of Germany (c) Citizenship: The citizenship of the Reporting Person is set forth on the cover page. (d) Title of Class of Securities: The title of the securities is common stock, $0 par value ("Common Stock"). (e) CUSIP Number: The CUSIP number of the Common Stock is set forth on the cover page. Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c). (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8). (e) |_| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E); (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F); (g) |_| A parent holding company or control person in accordance with S. 240.13d-1(b)(1)(ii)(G); (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) |X| A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J). (k) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J). Item 4. Ownership. (a) Amount beneficially owned: The Reporting Person owns the amount of the Common Stock as set forth on the cover page. (b) Percent of class: The Reporting Person owns the percentage of the Common Stock as set forth on the cover page. (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page. (ii) Shared power to vote or to direct the vote The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page. (iii) Sole power to dispose or to direct the disposition of The Reporting Person has the sole power dispose or to direct the disposition of the Common Stock as set forth on the cover page. (iv) Shared power to dispose or to direct the disposition of The Reporting Person has the shared power to dispose or to direct the disposition of the Common Stock as set forth on the cover page. Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|. Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable. Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable. Item 8. Identification and Classification of Members of the Group Not applicable. Item 9. Notice of Dissolution of Group Not applicable. Item 10. Certification By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: April 10, 2014 Deutsche Bank AG By: /s/ Cesar A. Coy Name: Cesar A. Coy Title: Vice President By: /s/ Daniela Pondeva Name: Daniela Pondeva Title: Assistant Vice President